UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TPI Composites, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87266J104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 87266J104	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Element Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,206,778
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,206,778
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,206,778
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.29% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 34,510,890 shares of common stock issued and outstanding as of October 31, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

SCHEDULE 13G

CUSIP No. 87266J104	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Element Partners II Intrafund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 48,821
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 48,821
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,821
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.141% (1)
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 87266J104	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Element Partners II G.P., L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,599
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,599
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,599
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.43% (1)
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 87266J104	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Element II G.P., LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,599
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,599
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,599
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.43% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 87266J104	SCHEDULE 13G	Page 6 of 8 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

TPI Composites, Inc. (the “ Issuer ”)

	(b)	Address of Issuer’s Principal Executive Offices:

8501 N. Scottsdale Rd., Gainey Center II, Suite 100, Scottsdale, AZ 85253

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Element Partners II, L.P. (“ EP II LP ”);

(ii)  Element Partners II Intrafund, L.P. (“ EP II Intrafund ”);

(iii)  Element Partners II G.P., L.P. (“ EP II GP ”), which is the sole general partner of EP II LP and EP II Intrafund;

(iv) Element II G.P., LLC (“ Element II LLC ” and collectively with EP II LP, EP II Intrafund and EP II GP, the “ Reporting Persons ”), which is the sole general partner of EP II GP.

The address of the principal business office of each of the Reporting Persons is Element Partners, 565 E. Swedesford Road, Suite 207, Wayne, PA 19087.

EP II LP, EP II Intrafund, and EP II GP are Delaware limited partnerships. Element II LLC is a Delaware limited liability company.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share, of the Issuer (“Common Stock”)

	(e)	CUSIP Number: 87266J104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i) EP II LP directly owns 3,206,778 shares of Common Stock, which represents approximately 9.29% of the outstanding shares of Common Stock.

(ii) EP II Intrafund directly owns 48,821 shares of Common Stock, which represents approximately 0.141% of the outstanding shares of Common Stock

(iii) EP II GP is the general partner of EP II LP and EP II Intrafund and may be deemed to beneficially own the shares of Common Stock held by EP II LP and EP II Intrafund.

(iv) Element II LLC is the general partner of EP II GP and may be deemed to beneficially own the shares of Common Stock held by EP II LP and EP II Intrafund.

CUSIP No. 87266J104	SCHEDULE 13G	Page 7 of 8 Pages

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
EP II LP	3,206,778	0	3,206,778	0
EP II Intrafund	48,821	0	48,821	0
EP II GP	3,255,599	0	3,255,599	0
Element II LLC	3,255,599	0	3,255,599	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 34,510,890 shares of Common Stock issued and outstanding as of October 31, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 87266J104	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

ELEMENT PARTNERS II, L.P.

By:	Element Partners II G.P., L.P.
Its:	General Partner

By:	Element II G.P., LLC
Its:	General Partner

By:	/s/ Michael DeRosa
Name:	Michael DeRosa
Title:	Managing Member

ELEMENT PARTNERS II INTRAFUND, L.P.

By:	Element Partners II G.P., L.P.
Its:	General Partner

By:	Element II G.P., LLC
Its:	General Partner

By:	/s/ Michael DeRosa
Name:	Michael DeRosa
Title:	Managing Member

ELEMENT PARTNERS II G.P., L.P.

By:	Element II G.P., LLC
Its:	General Partner

By:	/s/ Michael DeRosa
Name:	Michael DeRosa
Title:	Managing Member

ELEMENT II G.P., LLC

By:	/s/ Michael DeRosa
Name:	Michael DeRosa
Title:	Managing Member